The Yankee Candle

Company, Inc.

P.O. Box 110

South Deerfield

MA 01373-0110

Corporate

413-665-8306

fax 413-665-4815

Wholesale

800-792-6180

fax 800-872-7905

Retail

413-665-8306

fax 413-665-8911

Catalog Sales

800-243-1776

fax 413-665-8321

Credit & Billing

800-792-6180

fax 413-665-8840

www.yankeecandle.com

January 8, 2009

John Hartz, Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, DC 20549

Re: Yankee Holding Corp.

Forms 10-K and 10-K/A for the fiscal year ended December 29, 2007

Forms 10-Q for the periods ended March 29, 2008, June 28, 2008 and

September 27, 2008

File No. 333-141699-05

Dear Mr. Hartz:

We have reviewed your follow-up comments in your letter dated December 17, 2008 regarding our

Forms 10-K and 10-K/A for the fiscal year ended December 29, 2007 and our Forms 10-Q for the quarterly periods ended March 29, 2008, June 28, 2008 and September 27, 2008 and provide herein our responses to your inquiries in the letter.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 29, 2007

General

1.      Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will 1ook like. These revisions should be included in your future filings.

Yankee Holding Corp. Response:

Our response below indicates the changes we propose to make in response to the Staff’s comment, and where applicable, the disclosure we propose to include in future filings.

Item 8 – Financial Statements and Supplementary Data, page 2

Note 11 – Long-Term Debt, page 20

2.      We have reviewed your response to prior comment 8. Please disclose the adjustments used to arrive at actual consolidated EBITDA, with corresponding reconciliations to US GAAP amounts. In addition, please ensure that you do not refer to your measure of consolidated EBITDA as EBITDA since you are including other charges in this measure. See Questions 10 and 14 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Yankee Holding Corp. Response:

In response to the Staff’s comment, in future filings, we will ensure that we do not refer to our measure of consolidated EBITDA as EBITDA. Set forth below is the revised disclosure we intend to include in future filings under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

The Credit Facility contains a customary financial covenant which requires that the Company maintain at the end of each fiscal quarter, commencing with the quarter ended December 29, 2007 through the quarter ending September 27, 2008, a consolidated total secured debt (net of cash and cash equivalents not to exceed $30 million) to consolidated adjusted EBITDA (“Consolidated Adjusted EBITDA”) ratio of no more than 4.50 to 1.00. As of December 29, 2007, the Company’s actual secured leverage ratio was 3.03 to 1.00, as calculated in accordance with the Credit Facility. As of December 29, 2007, total secured debt was approximately $599.5 million (net of approximately $5.6 million in cash and cash equivalents). Consolidated Adjusted EBITDA, as calculated by the covenant in the Credit Facility, is net income plus interest, taxes, depreciation and amortization, further adjusted to add back extraordinary, unusual or non-recurring losses, non-cash stock option expense, fees and expenses related to the Transaction, fees and expenses under the Management Agreement with our equity sponsor, restructuring charges or reserves, as well as other non-cash charges, expenses or losses, and further adjusted to subtract extraordinary, unusual or non-recurring gains, other non-cash income or gains, and certain cash contributions to our common equity. Set forth below is a reconciliation of Consolidated Adjusted EBITDA, as calculated under the Credit Facility, to EBITDA and net income for the 52 weeks ended December 29, 2007 (in thousands):

Net income	$2,697
Income tax expense	2,772
Interest expense, net (excluding amortization of deferred financing fees)	89,261
Depreciation and amortization	44,661

EBITDA	139,391

Share-based compensation expense	9,308
Transaction costs	5,081
Fees paid pursuant to management agreement	1,313
Non-cash charges:
Non-cash charge related to increased inventory carrying value	40,472
Other non-cash charges	2,501

Consolidated Adjusted EBITDA under the Credit Facility	$198,066

The Credit Facility also contains certain other limitations on the Company’s and certain of the Company’s restricted subsidiaries’, as defined in the credit agreement related to our Credit Facility, ability to incur additional debt, guarantee other obligations, grant liens on assets, make investments or acquisitions, dispose of assets, make optional payments or modifications of other debt instruments, pay dividends or other payments on capital stock, engage in mergers or consolidations, enter into sale and leaseback transactions, enter into arrangements that restrict the Company’s ability to pay dividends or grant liens and engage in transactions with affiliates.

The Consolidated Adjusted EBITDA ratio is a material component of the Credit Facility. Non-compliance with the maximum Consolidated Adjusted EBITDA ratio could prevent us from borrowing under our Credit Facility and would result in a default under the credit agreement related to our Credit Facility. If there were an event of default under the credit agreement related to our Credit Facility that was not cured or waived, the lenders under our Credit Facility could cause all amounts outstanding under our Credit Facility to be due and payable immediately, which would have a material adverse effect on our financial position and cash flows.

In the event that you have any additional questions, please contact me directly at (413) 665-8306, ext. 4414.

Regards,

/s/ Bruce L. Hartman
Bruce L. Hartman Senior Vice President, Finance and Chief Financial Officer Yankee Holding Corp.